Exhibit 99.2

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT (the “Agreement”) is made as of November 4, 2016 by and among A. M. Castle & Co., a corporation organized and existing under the laws of the State of Maryland (the “Company”), the persons and entities listed on Schedule A hereto (collectively, the “Raging Capital Group” and each individually a “Member”) and Steven W. Scheinkman, Kenneth H. Traub, Allan J. Young and Richard N. Burger only with respect to the provisions of this Agreement applicable to Messrs. Scheinkman, Traub, Young and Burger as indicated on the signature page hereto.
In consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1.           Certain Definitions.  Unless the context otherwise requires, the following terms, for all purposes of this Agreement, shall have the meanings specified in this Section 1:

“13D Group” means any group of persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock (or any securities convertible, exchangeable for or otherwise exercisable to acquire such Voting Stock) which would be required under Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, to file a statement on Schedule 13D pursuant to Rule 13d-l(a) or Schedule 13G pursuant to Rule 13d-1(c) with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group Beneficially Owned Voting Stock representing more than 5% of any class of Voting Stock then outstanding.

 “2018 Annual Meeting” means the Company’s 2018 Annual Meeting of Stockholders, including any adjournment, postponement or continuation thereof.

“Affiliate” shall have the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act; provided, however, that for purposes of this Agreement the members of the Raging Capital Group and their Affiliates, on the one hand, and the Company and its Affiliates, on the other, shall not be deemed to be “Affiliates” of one another.

“Beneficially Own,” “Beneficial Owner” or “Beneficial Ownership” shall have the meaning (or the correlative meaning, as applicable) set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act; provided that, for purposes of Sections 3.2(a) and (b) and Section 4.1(a) below, “Beneficially Own” and “Beneficial Ownership” shall include securities that are beneficially owned, directly or indirectly, by the Raging Capital Group, as a Receiving Party; provided, however, that the number of shares of Common Stock that a person is deemed to beneficially own pursuant to this proviso in connection with a particular Derivatives Contract shall not exceed the number of Notional Common Shares with respect to such Derivatives Contract.

“Board” means the Board of Directors of the Company.

“Company Released Parties” shall have the meaning set forth in Section 5.2(a).

“Common Stock” means shares of common stock of the Company, par value $0.01 per share.

 “Convertible Notes” means the Company’s 7% Convertible Senior Notes due 2017.

“Derivatives Contract” means a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of shares of Common Stock specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Common Shares”), regardless of whether (a) obligations under such contract are required or permitted to be settled through the delivery of cash, shares of Common Stock or other property or (b) such contract conveys any voting rights in shares of Common Stock, without regard to any short or similar position under the same or any other Derivative Contract.  For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed to be Derivatives Contracts.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Extraordinary Transaction” shall have the meaning set forth in Section 4.1(c) below.

“Maryland Courts” shall have the meaning set forth in Section 5.1 below.

“Member” shall have the meaning set forth in the preamble.

“Net Long Position” means such Common Stock Beneficially Owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act; provided that, for the avoidance of doubt, “Net Long Position” shall not include any shares as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers to another person, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

“New Convertible Notes” means the Company’s 5.25% Convertible Senior Notes due 2019.

“Raging Capital Designees” means Kenneth H. Traub, Allan J. Young, and Richard N. Burger.

“Raging Capital Released Parties” shall have the meaning set forth in Section 5.2(b).

“Representatives” means the directors, officers, employees and independent contractors, agents or advisors (including attorneys, accountants, financial advisors, and investment bankers) of the specified party or any of its Subsidiaries.

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Exchange Act.

“Senior Notes” means the Company’s 12.75% Senior Secured Notes due 2018.

 “Standstill Period” means the period beginning on the date hereof and ending on the date that is one day after the 2018 Annual Meeting.

“Subsidiaries” means each corporation, limited liability company, partnership, association, joint venture or other business entity of which any party or any of its Affiliates owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote generally in the election of the members of the board of directors or similar governing body.

“Third Party” shall have the meaning set forth in Section 4.1(j) below.

“Voting Stock” shall mean shares of the Common Stock and any other securities of the Company having the power to vote in the election of members of the Board.

“W.B. & Co. Transaction” shall mean that certain transaction pursuant to which W.B. & Co. will purchase 4,630,795 shares of Common Stock from Raging Capital Master Fund, Ltd.

2.           Delivery of Resignations; W.B. & Co. Transaction. On or prior to the date hereof, the Company shall have received executed conditional resignation letters of Kenneth H. Traub and Richard N. Burger in which they agree to resign as directors of the Company and each of the committees on which they serve concurrent with the closing of the W.B. & Co. Transaction, in the form specified in the documentation underlying the W.B. & Co. Transaction.  The Company hereby consents to the W.B. & Co. Transaction.

3.           Representations and Warranties and Covenants.

3.1           Each of the parties hereto represents and warrants to the other parties that:

  (a)           such party has all requisite corporate or other authority and power necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

  (b)           the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required corporate or other action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby;

  (c)           this Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with its terms; and

  (d)           this Agreement will not result in a violation of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

3.2           Each Member jointly represents and warrants that as of immediately prior to the closing of the W.B. & Co. Transaction (a) the Raging Capital Group and the Raging Capital Designees Beneficially Own an aggregate of (i) 4,757,663 shares of Common Stock (excluding shares of Common Stock underlying New Convertible Notes Beneficially Owned by the Raging Capital Group), (ii) $27,500,000 principal amount of Senior Notes and (iii) $2,940,000 principal amount of New Convertible Notes, (b) except for such ownership, no member of the Raging Capital Group, individually or in the aggregate with all other members of the Raging Capital Group and its Affiliates, nor the Raging Capital Designees have any other Beneficial Ownership of any Common Stock or other debt or equity securities of the Company and (c) the Raging Capital Group, collectively with its Affiliates, and the Raging Capital Designees have an aggregate Net Long Position of 4,757,663 shares of Common Stock (excluding shares of Common Stock underlying New Convertible Notes Beneficially Owned by the Raging Capital Group).

3.3           During the Standstill Period, neither the Company and its officers, directors or Affiliates, on the one hand, nor any of the Members and their respective officers, directors or Affiliates or the Raging Capital Designees or their Affiliates, on the other hand, shall directly or indirectly make or issue or cause to be made or issued any disclosure, announcement, or statement (including (i) the filing of any document or report with the SEC or any other governmental agency unless required by law or the rules of any securities exchange on which the Common Stock is listed or traded, and (ii) any disclosure to any journalist, member of the media, securities analyst, or creditor or equity holder of the Company) concerning the other party or any of its respective past, present or future directors, director nominees, officers, members, employees, advisors or other Affiliates, which disparages such other party or any of such other party’s respective past, present, or future directors, director nominees, officers, members, employees, advisors or other Affiliates.  The restrictions in this Section 3.3 shall not apply in any compelled testimony or production of information, either by legal process, subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought to the extent legally required; provided, that the recipient of such legal process, subpoena, or request shall promptly notify the other parties hereto of the receipt of such legal process, subpoena or request so that such other parties may seek an appropriate protective order or other remedy and the recipient shall reasonably cooperate in connection therewith.

4.           Covenants of the Raging Capital Group and the Raging Capital Designees.

4.1           Standstill.  During the Standstill Period, the Raging Capital Group, each Member, each Raging Capital Designee and each of their respective Affiliates shall not, without the prior written consent of the Company:

  (a)           own, acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, (i) Beneficial Ownership of any Common Stock (excluding (x) 18,888 shares of Common Stock Beneficially Owned by Kenneth H. Traub as of the date of this Agreement, (y) 18,667 shares of Common Stock Beneficially Owned by Allan J. Young as of the date of this Agreement and (z)  shares of Common Stock underlying New Convertible Notes Beneficially Owned by the Raging Capital Group as of the date of this Agreement) or (ii) Beneficial Ownership of any Senior Notes, Convertible Notes, New Convertible Notes or any other interests in the Company’s indebtedness, now in existence or which may be created in the future (excluding $27,500,000 principal amount of Senior Notes and $2,940,000 principal amount of New Convertible Notes Beneficially Owned by the Raging Capital Group as of the date of this Agreement);

  (b)           make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any person with respect to the voting of, any Voting Stock of the Company;

  (c)           separately or in conjunction with any other person in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent, submit a recommendation of, suggestion to evaluate or pursue, or any proposal for,  offer of, or comment on (with or without conditions) (including to the Board) any Extraordinary Transaction.  “Extraordinary Transaction” means any of the following involving the Company or any of its Subsidiaries or its or their securities or a material amount of the assets or businesses of the Company or any of its Subsidiaries: any tender offer or exchange offer, merger, acquisition, divestiture, business combination, reorganization, restructuring, recapitalization, sale or acquisition of material assets, change in publicly-traded status or exchange, liquidation or dissolution;

  (d)           seek, propose, or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to any Extraordinary Transaction, change in the structure or composition of the Board, the executive officers of the Company, or the capital structure of the Company;

  (e)           form, join or in any way participate in a 13D Group;

  (f)           present at any annual meeting or any special meeting of the Company’s stockholders or through action by written consent any proposal for consideration for action by stockholders or propose any nominee for election to the Board or seek the removal of any member of the Board;

  (g)           grant any proxy, consent or other authority to vote with respect to any matter pertaining to the Company (other than to the named proxies included in the Company’s proxy card for an annual meeting or a special meeting) or deposit any shares of the Voting Stock (or any securities convertible, exchangeable for, or otherwise exercisable to acquire such Voting Stock) held by the Raging Capital Group, the Raging Capital Designees or their Affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect;

  (h)           make or issue, or cause to be made or issued, any public disclosure, statement or announcement (including the filing or furnishing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media, securities analyst, or creditor or equity holder of the Company) (x) in support of any solicitation described in clause (b) above, or (y) negatively commenting upon the Company, including the Company’s corporate strategy, business, corporate activities, Board or management (and including making any statements critical of the Company’s business, strategic direction or execution, capital structure or compensation practices);

  (i)            institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement;

  (j)            other than in Rule 144 open market broker sale transactions where the identity of the purchaser is not known or in underwritten widely dispersed public offerings, sell, offer or agree to sell shares of Common Stock (or securities convertible into Common Stock) or transfer any rights decoupled from the underlying Common Stock to any person or entity not a party to this Agreement (a “Third Party”) that would result in such Third Party, together with its affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 5% or more of the shares of the Common Stock outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its affiliates, has a beneficial or other ownership interest in the aggregate of 5% or more of the shares of the Common Stock outstanding at such time (excluding the W.B. & Co. Transaction), except in each case in a transaction approved by the Board;

  (k)           engage in any short sale of shares of Common Stock or any hedging, swap or derivatives transaction the effect of which directly reduces in any material respect the economic risk of ownership of the Company’s securities;

  (l)            seek to call, request the call of or join with any other stockholder in a request to call, a special meeting of the Company’s stockholders, or make a request for a list of the Company’s stockholders or for any books and records of the Company;

  (m)          control, influence or seek to control or influence the Board;

  (n)           request the Company or any of its Representatives, directly or indirectly, to amend or waive any provision of this Section 4.1; or

  (o)           direct, instruct, assist or encourage any of their respective Subsidiaries, Representatives or Affiliates to take any such action.

4.2           Voting.

  (a)           During the Standstill Period, each Member and each Raging Capital Designee shall, and shall cause each of their Affiliates to cause all shares of Common Stock to which they are entitled to vote at any annual meeting or any special meeting of the Company’s stockholders to be present at such meeting for quorum purposes and to vote all of such shares, with respect to each proposal, in accordance with the recommendation of the Board. No Member or Raging Capital Designee shall make, and each Member and each Raging Capital Designee shall cause each of their Affiliates not to make, any objection to any proposal recommended by the Board for purposes of a vote at any annual or special meeting of the Company.

  (b)           Each Member and each Raging Capital Designee shall, and shall cause each of their Affiliates to cause all Notes to which they are entitled to vote or grant consent, approval or other authorization, to vote or grant consent, approval or other authorization with respect to all of such Notes in favor of all amendments to or modifications of the Notes that are necessary or desirable to facilitate the Company’s last-out, first-lien financing, and the full refinancing of its senior secured asset-based revolving credit facility on terms that are consistent with those that are currently under negotiation between the Company and various lenders and debt-holders, except to the extent such amendments or modifications would have a material adverse effect on such Member or Raging Capital Designee or a holder of the Notes; provided, that, as a condition to the foregoing voting requirement, the Raging Capital Group shall have been given the opportunity to participate in such financing or refinancing on a pari passu basis with the other participants in such transaction.

5.           Miscellaneous.

5.1           Confidentiality.  Each Member and each Raging Capital Designee acknowledges that certain information concerning the business and affairs of the Company (“Confidential Information”) has been and may be disclosed to the Raging Capital Group and each Raging Capital Designee by the Company or its Subsidiaries, or by the Company’s or its Subsidiaries’ Representatives.  Each Member and each Raging Capital Designee agrees that the Confidential Information shall be kept confidential and that the Members and their Representatives shall not disclose any of the Confidential Information in any manner whatsoever without the specific prior written consent of the Company unless disclosure is required by applicable laws or regulations or pursuant to legal, judicial or regulatory proceedings; provided, however, that the Members, the Raging Capital Designees and their Representatives shall promptly notify the Company (to the extent legally permissible) of any such required disclosure so that the Company may seek (at its sole expense) an appropriate protective order or other remedy and the Members, the Raging Capital Designees and their Representatives shall reasonably cooperate with the Company in connection therewith; provided, however, that the term “Confidential Information” shall not include information that (a) was in or enters the public domain, or was or becomes generally available to the public, other than as a result of the disclosure by any Member, any Raging Capital Designee or any Representative thereof in violation of the terms of this Agreement or any other agreement imposing an obligation on such Member, Raging Capital Designee or Representative to keep such information confidential, or (b) was independently developed or acquired by any Member, any Raging Capital Designee or any Representative thereof without violating any of the obligations of any Member, any Raging Capital Designee, the Raging Capital Group or their Representatives under this Agreement or any other confidentiality agreement, or under any other contractual, legal, fiduciary or binding obligation of any Member, and Raging Capital Designee or any Representative thereof and without use of any Confidential Information.  Each Member and each Raging Capital Designee will undertake reasonable precautions to safeguard and protect the confidentiality of the Confidential Information, to accept responsibility for any breach of this Section 5.1 by any Representatives of any Members or Raging Capital Designees, including taking all reasonable measures (including but not limited to court proceedings) to restrain Representatives from prohibited or unauthorized disclosures or uses of the Confidential Information.  Each Member and each Raging Capital Designee acknowledges that the U.S. securities laws prohibit any person who has received from an issuer material, non-public information concerning such issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

5.2           Release.

  (a)           Each Member and each Raging Capital Designee does for itself, himself and its or his respective successors, assigns, heirs, past and present stockholders, subsidiaries, members, managers, directors, officers, employees, agents, and other representatives hereby to the maximum extent permitted by law irrevocably forever release, discharge and waive any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, in law or equity, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated, against the Company or any of its Affiliates, including, without limitation, any and all of its or their present and/or past directors, officers, members, partners, employees, shareholders, creditors, fiduciaries, agents, and their respective successors and assigns (collectively, the “Company Released Parties”) with respect to or arising out of any event, fact, condition, act, omission or circumstance existing on or prior to the date of this Agreement.  Each Member and each Raging Capital Designee also represents that it has not assigned any claim or possible claim against the Company Released Parties, it fully intends to release all claims against the Company Released Parties and it has been advised by, and has consulted with counsel with respect to the execution and delivery of this letter agreement and has been fully apprised of the consequences of the waivers, releases and discharges set forth herein.

  (b)           The Company does for itself and its respective successors, assigns, heirs, past and present stockholders, subsidiaries, members, managers, directors, officers, employees, agents, and other representatives hereby to the maximum extent permitted by law irrevocably forever release, discharge and waive any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, in law or equity, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated, against any Member or Raging Capital Designee, including, without limitation, any and all of its or their present and/or past directors, officers, members, partners, employees, shareholders, creditors, fiduciaries, agents, and their respective successors and assigns (collectively, the “Raging Capital Released Parties”) with respect to or arising out of any event, fact, condition, act, omission or circumstance existing on or prior to the date of this Agreement.  The Company also represents that it has not assigned any claim or possible claim against the Raging Capital Released Parties, it fully intends to release all claims against the Raging Capital Released Parties and it has been advised by, and has consulted with counsel with respect to the execution and delivery of this letter agreement and has been fully apprised of the consequences of the waivers, releases and discharges set forth herein.

5.3           Governing Law; Jurisdiction.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Maryland without giving effect to the principles of conflicts of laws.  The parties agree that any state or federal court located in the State of Maryland (“Maryland Courts”) shall have exclusive jurisdiction with respect to all actions and proceedings arising out of or relating to this Agreement.  Each party hereby (i) consents to submit itself to the personal jurisdiction of the Maryland Courts in the event any dispute among the parties arises out of or relates to this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other requests for leave from any such court, (iii) agrees that it shall not bring any action relating to this Agreement in any other court and irrevocably waives the right to trial by jury in the event of any such dispute and (iv)  irrevocably consents to service of process by delivery of notice complying with Section 5.6.

5.4           Successors and Assigns; Third Party Beneficiaries.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No party shall assign this Agreement or any rights or obligations hereunder without, with respect to any Member of the Raging Capital Group and the Raging Capital Designees, the prior written consent of the Company, and with respect to the Company, the prior written consent of the Raging Capital Group.  This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons, except as explicitly provided herein.

5.5           Entire Agreement; Amendment.  This Agreement, including the schedules and exhibits hereto, constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof.  Any previous agreements, including, but not limited to the Settlement Agreement dated March 17, 2015, and the Settlement Agreement dated May 27, 2016, in each case, as amended or supplemented, among the parties relative to the specific subject matter hereof are superseded by this Agreement and shall be of no further force or effect.  Neither this Agreement nor any provision hereof may be amended, changed, waived, discharged or terminated other than by a written instrument signed by all of the parties hereto.

5.6           Notices, etc.  All notices and other communications required or permitted hereunder shall be effective upon receipt by email to all persons whose email addresses are set forth below, with a copy also sent by express overnight delivery service, to the party to be notified, at the respective addresses set forth below, or at such other address which may hereinafter be designated in writing:

If to the Raging Capital Group or the Raging Capital Designees:

Raging Capital Management, LLC
Ten Princeton Avenue
P.O. Box 228
Rocky Hill, New Jersey 08553
Attention:  Frederick C. Wasch
Email:        fred@ragingcapital.com

with a copy to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention:  Steve Wolosky, Esq.
Email:         swolosky@olshanlaw.com

If to the Company, to:

A. M. Castle & Co.
1420 Kensington Road
Suite 220
Oak Brook, Illinois  60523
Attention:  Marec E. Edgar, Corporate Secretary
Email:        corporatesecretary@amcastle.com

with a copy to:

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5096
Attention:  Eric Orsic, Esq.
Email:        eorsic@mwe.com

5.7           Severability.  If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

5.8           Titles and Subtitles.  The titles of the Articles and Sections of this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

5.9           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties (including by means of electronic delivery of facsimile or .pdf signatures).

5.10         Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

5.11         Consents.  Any permission, consent, or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

5.12         SPECIFIC PERFORMANCE.  THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED.  IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.

5.13         Construction of Agreement.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.  The term “including” shall in all instances be deemed to mean “including without limitation.”

5.14         Section References.  Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.

5.15         Variations of Pronouns.  All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

5.16         Expenses.  All fees and expenses incurred by each of the parties hereto in connection with the matters contemplated by this Agreement shall be borne by such party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first written above.

A. M. CASTLE & CO.

By:	/s/ Marec E. Edgar
Name:	Marec E. Edgar
Title:	Executive Vice President, General Counsel, Secretary & Chief Administrative Officer

RAGING CAPITAL MASTER FUND, LTD.

By:	Raging Capital Management, LLC Investment Manager

By:	/s/ William C. Martin
Name:	William C. Martin
Title:	Chairman, Chief Investment Officer and Managing Member

RAGING CAPITAL MANAGEMENT, LLC

By:	/s/ William C. Martin
Name:	William C. Martin
Title:	Chairman, Chief Investment Officer and Managing Member

/s/ William C. Martin
William C. Martin

/s/ Steven W. Scheinkman
Steven W. Scheinkman, solely with respect to Sections 3.1 and 5

/s/ Kenneth H. Traub
Kenneth H. Traub, as a Raging Capital Designee, solely with respect to Sections 3.1, 3.3, 4 and 5

/s/ Allan J. Young
Allan J. Young, as a Raging Capital Designee, solely with respect to Sections 3.1, 3.3, 4 and 5

/s/ Richard N. Burger
Richard N. Burger, as a Raging Capital Designee, solely with respect to Sections 3.1, 3.3, 4 and 5

SCHEDULE A
RAGING CAPITAL GROUP
Raging Capital Master Fund, Ltd.
Raging Capital Management, LLC
William C. Martin